

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Block A, Building No. 16
Yonyou Software Park, No. 68 Beiqing Road
Haidian District, Beijing, China

       Re: Autozi Internet Technology (Global) Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 21, 2023
           File No. 333-273166

Dear Houqi Zhang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed August 21, 2023

Capitalization, page 89

1.   Please disclose in the table the number of shares for each of the Class A and Class B shares outstanding for each column presented. State the source of any incremental number of shares (i.e., newly issued, converted, exchanged, etc.).

2.   Note (1) to the table appears to refer to additional issuance of shares to occur. Please ensure the table clearly reflects all share and monetary amounts associated with these issuances. Additionally, ensure the table reflects the effects of all share issuances, warrant issuances and exercises, and equity investments, occurring subsequent to March 31, 2023

disclosed in the filing (e.g., page 211, F-70, II-1 to 3) so investors may fully understand your equity structure existing as of the date of the offering. If useful, consider adding another column to reflect the activity subsequent to March 31, 2023.

3. It appears footnote (2) to the table is the first instance discussed regarding the automatic conversion of all of the redeemable principal interests. Please provide more details about this conversion, including terms of the conversion and any consideration and/or rights given to the redeemable principal interest holders in the conversion.

Dilution, page 91

4. Please disclose how the 53,740,600 pro forma as adjusted number of ordinary shares shown on page 92 is determined

General

5. We note the changes you made to your disclosure including on the cover page and in the summary and risk factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosures and removal of references to the PRC government's control, influence and interference, as well as uncertainties with respect to the PRC legal system, convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023.

6. We note your disclosure that you "have been in the process of filing with the CSRC in connection with this offering and our listing on the Nasdaq Global Market." Please revise to disclose the current status of your filing and review with the CSRC.

Houqi Zhang
Autozi Internet Technology (Global) Ltd.
September 14, 2023
Page 3

  You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Yang Ge, Esq.